Filed by Wintrust Financial Corporation
                                                  (Commission File No.  0-21923)
                                                  pursuant to Rule 425 under the
                                              Securities Act of 1933, as amended

                                          Subject Company: Village Bancorp, Inc.

         ON AUGUST 7, 2003, WINTRUST FINANCIAL CORPORATION ISSUED THE FOLLOWING PRESS RELEASE:


                   [WINTRUST FINANCIAL CORPORATION LETTERHEAD]

FOR IMMEDIATE RELEASE
---------------------
August 7, 2003

FOR MORE INFORMATION CONTACT:
Edward J. Wehmer, President/CEO - Wintrust Financial Corporation, (847) 615-4096 David A. Dykstra, COO - Wintrust Financial Corporation, (847) 615-4096
Thomas H. Roth, Chairman - Village Bancorp, Inc., (847) 483-6000
Wintrust Website address: www.wintrust.com


                WINTRUST FINANCIAL CORPORATION ANNOUNCES PLANS TO
                -------------------------------------------------
                         ACQUIRE VILLAGE BANCORP, INC.
                         -----------------------------

         LAKE FOREST, ILLINOIS - Wintrust Financial Corporation ("Wintrust") (Nasdaq: WTFC) today announced the signing of a definitive agreement to acquire Village Bancorp, Inc. ("Village") in a stock merger transaction. Village is the parent company of Village Bank and Trust--Arlington Heights ("Village Bank") that has locations in Arlington Heights and Prospect Heights, Illinois. Village Bank began operations as a de novo bank in 1995 and had total assets of approximately $74 million as of June 30, 2003.

         "This transaction is a great fit for both companies," stated Edward J. Wehmer, President and CEO of Wintrust. "Village Bank shares our commitment to community banking and customer service. The merger will help fulfill Wintrust's desire to expand into the desirable northwest Chicago metropolitan area and builds upon our recently announced pending acquisition of another de novo bank with locations in nearby communities. These two announced mergers will give Wintrust a foundation of nearly $200 million in assets to build upon in the near northwest suburbs. Village Bank has a terrific operating culture, solid growth and profit potential, and a dedicated board of directors and management team." He added: "We look forward to providing Village with enhanced lending capacity and wealth management products through our Wayne Hummer Companies."

          "We are excited about the opportunity to combine resources with Wintrust," said Thomas H. Roth, Village's Chairman. He noted both Wintrust and Village share a common philosophy toward community banking and a commitment to outstanding customer service. Mr. Roth emphasized that by joining forces with Wintrust, Village Bank's customers will not only retain very high levels of customer service but will also gain access to a wider range of products and services through the strength Wintrust can offer. "We clearly see benefits for our customers, shareholders and employees and we look forward to joining the Wintrust team," he said.

         Mr. Wehmer also commented: "Our success to date was achieved through our commitment to the de novo approach to growth, and this acquisition is consistent with that philosophy." Mr. Wehmer emphasized, "Wintrust will continue to charter new de novo banks in the future and will also welcome other opportunities like this."

TERMS OF THE TRANSACTION
------------------------

         In the merger, each share of Village common stock outstanding will be converted into the right to receive shares of Wintrust's common stock based on Wintrust's average trading price at closing determined in accordance with the merger agreement. The aggregate purchase price would be approximately $9.0 million, or approximately two times the current book value of Village. At June 30, 2003, Village had outstanding 1,052,054 shares of common stock and in-the-money warrants to acquire approximately 150,000 shares of common stock at exercise prices ranging from $6.50 to $7.50 per share. Under the agreement, any warrants not exercised prior to the closing date will be cashed out based on the resulting per share value. Consummation of the transaction is not expected to have a material impact on Wintrust's 2003 or 2004 earnings per share.

         The transaction is subject to approval by regulators and Village's shareholders and certain closing conditions. The transaction is expected to close in the fourth quarter of 2003.

ABOUT WINTRUST
--------------

         Wintrust is a financial holding company whose common stock is traded on the Nasdaq Stock Market(R) and that has assets of $4.1 billion. Its seven suburban Chicago community bank subsidiaries, each of which was founded as a de novo bank since December 1991, are located in the following markets

-- Lake Forest Bank & Trust Company, Hinsdale Bank & Trust Company, North Shore Community Bank & Trust Company in Wilmette, Libertyville Bank & Trust Company, Barrington Bank & Trust Company, Crystal Lake Bank & Trust Company and Northbrook Bank & Trust Company. The banks also operate facilities in Lake Bluff, Highland Park, Hoffman Estates, Highwood, Glencoe, Winnetka, Clarendon Hills, Western Springs, Skokie, Wauconda, Cary, McHenry and Riverside, Illinois. Additionally, the Company operates various non-bank subsidiaries. First Insurance Funding Corporation, one of the largest commercial insurance premium finance companies operating in the United States, serves commercial loan customers throughout the country. Wayne Hummer Trust Company, a trust subsidiary, allows Wintrust to service customers' trust and investment needs at each banking location. Tricom, Inc. of Milwaukee provides short-term accounts receivable financing and value-added outsourced administrative services, such as data processing of payrolls, billing and cash management services, to temporary staffing service clients located throughout the United States. Wayne Hummer Investments, LLC is a broker-dealer providing a full range of private client and brokerage services to clients located primarily in the Midwest. Focused Investments LLC is a broker-dealer that provides a full range of investment solutions to clients through a network of community-based financial institutions throughout the Midwest. Wayne Hummer Asset Management Company provides money management services and advisory services to individual accounts as well as the Wayne Hummer Companies' four proprietary mutual funds. Wintrust Information Technology Services Company provides information technology support, item capture, and statement preparation and lockbox services to the Wintrust subsidiaries. Currently, Wintrust operates a total of 32 banking offices and is in the process of constructing several additional branch facilities. All of the Company's banking subsidiaries are locally managed with large local boards of directors. Wintrust Financial Corporation has been one of the fastest growing de novo bank groups in Illinois.

FORWARD-LOOKING INFORMATION

         This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 relating to Wintrust's planned acquisition of Village Bancorp, Inc. and its subsidiary, the combination of their businesses with Wintrust, as well as growth strategies and earnings outlook. Actual results could differ materially from those addressed in the forward-looking statements due to factors such as unexpected difficulties or delays in completing the acquisition, unforeseen difficulties in integrating the operations of Village or higher than expected operational costs, unanticipated departures of senior officers of Village or loss of other key personnel, changes in economic conditions, unanticipated changes in interest rates, competition and the related pricing of other banking products, future events that may cause unforeseen losses on loans or other customer advances, slower than anticipated development and growth of Village's business or unanticipated business declines. Additionally, difficulties or unanticipated developments related to the pending acquisition of Advantage National Bancorp, Inc. could develop. Therefore, there can be no assurances that future actual results will correspond to these forward-looking statements, and Wintrust undertakes no obligation to publicly update these statements. This press release should be reviewed in conjunction with Wintrust's Annual Report on Form 10-K, quarterly reports on Form 10-Q and other publicly available information regarding Wintrust, copies of which are available from Wintrust upon request. Such publicly available information provides additional information regarding risks and uncertainties related to the Wintrust's business that should be considered in evaluating "forward-looking statements."

ADDITIONAL INFORMATION
----------------------

         Wintrust will be filing a registration statement with the Securities and Exchange Commission in connection with the proposed transaction. The registration statement will include a proxy statement/prospectus that will be sent to the shareholders of Village Bancorp, Inc. seeking their approval of the proposed transaction.

         Shareholders of Village are advised to read the important information concerning the proposed transaction contained in the proxy statement/prospectus and other documents filed by Wintrust with the Securities and Exchange Commission when they become available. When filed, these documents can be obtained free of charge from the web site maintained by the Securities and Exchange Commission at http://www.sec.gov. or upon written request to Wintrust Financial Corporation, Attn: Investor Relations, 727 North Bank Lane, Lake Forest, Illinois 60045 or by calling (847) 615-4096, or upon written request to Village Bancorp, Inc., Attn: President, 311 South Arlington Heights Road, Arlington Heights, Illinois 60005 or by calling (847) 483-6000.



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